

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2017

Lisa Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, California 94105

   **Re: Jaguar Health, Inc.**
    **Registration Statement on Form S-3**
    **Filed August 4, 2017**
    **File No. 333-219736**

Dear Ms. Conte:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed August 4, 2017

General

1. In a private-investment, public-equity transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. With respect to the Tranche A Shares, it appears that the selling shareholder is not irrevocably bound to purchase your shares as it may need to surrender 50% of the unsold Tranche A Shares. Without limitation, we refer you to the third paragraph on page 4. Accordingly, please revise to remove the common shares underlying the Tranche A Shares. For guidance, refer to Compliance Disclosure Interpretations, Securities Act Sections, Question 139.11.

2.	Please provide us with a legal analysis as to whether the offering is a secondary offering or is a primary offering indirectly on behalf of the company.  In your analysis, please address that the proceeds from the resale of the Tranche A and Tranche C Shares are being used to satisfy the company's debt obligations to Nantucket and that if those obligations are satisfied Nantucket is obligated to surrender 50% of the unsold shares to the company for distribution to existing shareholders.  Please also consider the guidance set forth in paragraph 612.09 of the Division of Corporation Finance's Compliance and Disclosure Interpretations.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	Please contact Jeffrey Gabor at (202) 551-2544 or Christopher Edwards at (202) 551-6761 with any questions.

						Division of Corporation Finance
						Office of Healthcare & Insurance

cc: Michael Lee